Mail Stop 03-05

      December 15, 2004


Robert M. Stemmler
President and Chief Executive Officer
16804 Gridley Place
Cerritos, California Place


Re:	IMPCO Technologies, Inc.
	Form S-3/A filed December 7, 2004
	File No. 333-120029


Dear Mr. Stemmler,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Prospectus Cover Page

1. We reissue prior comment 5 in part. Please revise the cover page to better explain the nature of the underwriting arrangements.
For
example, you should disclose the date on which the offering will end, any minimum purchase requirements, and any escrow arrangements you have made, and if you have not made arrangements on these preceding issues, you need to disclose that fact, and the impact that might have on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K and revise the description of underwriting on the cover page accordingly.

2. Furthermore, please clarify your statement that you will "set forth the use of the net proceeds in the accompanying prospectus supplement" because you include a discussion of the use of proceeds in this document. Do you mean you will update the use of proceeds in the applicable prospectus supplements? If that is the case, please revise to clarify that you include an estimate of your use of proceeds in this document, but that you will update that discussion in subsequent filings (prospectus supplements and/or post-effective amendments) as necessary.

Risk Factors, page 2
Risks Related to the BRC Acquisition, page 14

3. Please consider including an additional risk factor to address what will happen if you do not raise enough money in this offering to meet the requirements of the BRC acquisition agreement; namely the requirement that you pay $15 million to buy the company and for related expenses, and the requirement that you pay a as-yet undisclosed amount of money to pay down the debt relating to the securities purchase agreement with Bison.

One or more IMPCO shareholders may claim  . . . page 17

4. Please briefly describe the safeguards adopted by the company pursuant to Section 144 of Delaware General Corporation Law.

Use of Proceeds, page 17

5. Please clarify your response to prior comment 12. We note your statement that the BRC acquisition agreement requires you to complete an equity financing with net proceeds of at least $15 million. Therefore, please tell us, with a view towards disclosure, whether that agreement effectively acts as a minimum offering amount. If you do not raise enough money to complete the BRC acquisition, will the money raised instead go to generally corporate purposes? Please revise to clarify as appropriate.

6. Furthermore, please quantify and disclose the related requirement from the BRC acquisition agreement that IMPCO must have discharged all debt and related obligations it has from the securities purchase agreement with Bison. Exactly how much money from the offering is required to go toward that amount? What will happen if you do not raise enough money in the offering to pay down this debt? Revise as necessary to clarify these issues.

7. Also, please quantify in the use of proceeds section the total maximum amount of money you can raise in this offering, and quantify the specific maximum amount that may be available for general corporate purposes, after you pay the $15 million towards the BRC acquisition, and retire all debt and other obligations relating to the securities purchase agreement with Bison.

Plan of Distribution

8. We reissue prior comment 14 in part. You state in your supplemental response that you will name the underwriters for any underwritten offering in a prospectus supplement; however, our comment requested confirmation that you would file a post-effective amendment to identify presently unidentified underwriters that you may use later in this offering. Please refer to your obligations under Item 512(a)(1)(iii) of Regulation S-K and revise your response accordingly.

Form 10-K

9. We note your disclosure on page 9 of the S-3, under the risk factor "we are dependent on certain key customers...," that a substantial portion of your business relies upon key customers, representing up to 58% of your revenues. Therefore, please confirm that in future periodic filings, you will consider your obligations under Item 101(1)(c)(vii) of Regulation S-K to discuss your dependence upon such key customers.

Form 10-Q for the Quarters ended March 31, June 30 and September
30,
2004

Part II
Item 2.  Changes in Securities and Use of Proceeds

10. We note your response to prior comment 22, but are still unsure why you have included a reference to a section (d) in Item 2 of Part
II. Please clarify and confirm that you will revise future filings, if appropriate.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


******


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review and we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      Please contact Messeret Nega at (202) 942-1891 or me at
(202)
942-2936 with any other questions.


      Regards,


Sara W. Dunton
Branch Chief


cc:	Via Facsimile
	Marcus J. Williams
	Davis Wright Tremaine LLP
           (206) 628-7699
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IMPCO Technologies, Inc.
333-120029
Page 1